Capital Injection into Good Morning Shinhan Securities

Following approval at the BOD meeting held on December 18, 2006, Shinhan Financial Group (“SFG”) decided to invest a maximum of KRW 500billion in Good Morning Shinhan Securities (“GMSH”), our 100% owned securities brokerage company. Following the first round of capital injection of KRW 300billion in January, SFG decided to inject an additional KRW200billion. SFG will purchase 40,000,000 shares of GMSH at an aggregate price of KRW 200billion. Capital injection is expected to take place in May 2007.